ADAIR INTERNATIONAL OIL AND GAS, INC
                          3000 RICHMOND AVE., SUITE 100
                                HOUSTON, TX 77098
                                 (713) 621-8241



VIA EDGAR


June 21, 2002


Securities and Exchange Commission
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549


Re:  Adair  International  Oil  &  Gas,  Inc.
     Request to Withdrawn Registration Statement on Form S-8
     (File  No.  333-90564)


Ladies  and  Gentlemen:

     In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Adair International Oil & Gas, Inc., a Texas Corporation (the "Registrant") hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement of Form S-8 (the "Registration Statement) (File No. 333-90564) filed on June 14, 2002.

     The Registrant confirms that the securities referenced in the Registration Statement have not been issued, and no securities have been or will be issued or sold pursuant to the Registration Statement.

     Upon the grant of the Securities and Exchange Commission's consent hereto, please send a copy of the order granting such withdrawal to the undersigned. Sincerely,


Respectfully,



Jalal  Alghani
Title:  Vice-Chairman, Chief Financial Officer


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